

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2021

Paul R. Gudonis
President and Chief Executive Officer
Myomo, Inc.
137 Portland St., 4th Floor,
Boston, Massachusetts 02114

      Re: Myomo, Inc.
          Registration Statement on Form S-3
          Filed May 14, 2021
          File No. 333-256159

Dear Mr. Gudonis:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Alan Campbell at 202-551-4224 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Life Sciences

cc: James Xu